UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Second-Generation Metrion® for In-Line Secondary Ion Mass Spectrometry”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2024

NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Announces Second-Generation Metrion®
for In-Line Secondary Ion Mass Spectrometry

REHOVOT, Israel - January 16, 2024 - Nova (Nasdaq: NVMI) announces the second-generation Nova Metrion® system for in-line secondary ion mass spectrometry (SIMS).

The new Metrion® incorporates key improvements, including increased sensitivity and enhanced charge compensation, and is now available for shipment to customers. The Metrion® system introduces a unique in-line composition profiling capability for key process control measurements, including contamination, residues, and diffusion, which cannot be obtained by other measurement techniques. This latest version also delivers faster time to results, improved dopant uniformity control, and better depth resolution.

The new Metrion® has gone through extensive customer demonstrations in 2023. Based on existing purchase orders and evaluation agreements, the platform will be installed at several leading customers to undergo a qualification process in production lines for the most advanced memory and logic devices.

“Nova’s unique materials metrology offering is quickly becoming critical to the successful manufacturing of next-generation devices,” said Gaby Waisman, Nova’s President and CEO. “We’ve seen a surge of customer interest in our solutions over the past year, due to the distinctive value they bring to the advanced production lines. Our conversations with customers indicate that the Nova Metrion®, Elipson™ and VeraFlex® are becoming indispensable in next-generation device manufacturing.”

The Company expects to recognize initial revenues from the second-generation Nova Metrion® in the latter half of 2024.

Nova Metrion® enables advanced materials profile measurements by bringing secondary ion mass spectrometry into semiconductor production lines. It is designed from the ground up for high-volume manufacturing, seamlessly integrating wafer-level analysis into an automated factory workflow and eliminating the need to send wafer coupons to an external laboratory. The system deploys a novel detection technology that allows simultaneous acquisition of multiple material species, resulting in higher data density, better depth resolution, and greater sensitivity to small changes in concentration.

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: political, economic and military instability in Israel, including related to the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them; increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.